News Release

Alexco Reports First Quarter 2013 Production Results

April 12, 2013 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports silver production of 379,616 ounces during the first quarter of 2013, from its Bellekeno mine, located in the Keno Hill Silver District in Canada’s Yukon Territory. As previously indicated, production was lower in the first quarter of 2013 compared to the same period a year ago due to sequencing of mining through lower-grade areas of the SW Zone, resulting in an average silver head grade of 636 grams per tonne (gpt). In contrast, mining in the comparative quarter of 2012 sequenced through higher grade central areas of the SW and 99 Zones, which are also the general areas scheduled for mining later in 2013. Although silver ounces produced in the first quarter of 2013 decreased due to the lower grade, mill throughput remained solid at an average 223 tonnes per day for the quarter, essentially matching mine production.

Alexco President and Chief Executive Officer Clynt Nauman said, “During the first quarter, we have been mining areas that are peripheral to the main SW and 99 resource at Bellekeno; although lower grade, these areas remain economic and would otherwise be sterilized by future mining interior to the deposit. Accordingly, as we progress through the second and third quarters we will be sequencing back into higher grade areas of the mine. We continue to expect to produce approximately 1.9 to 2.1 million ounces from the Bellekeno mine in 2013. I anticipate that the average Bellekeno silver head grade for the full year will settle in around 700 gpt, but with quarter to quarter variations. It is important to remember that Bellekeno remains one of the highest-grade silver mines in the world.”

First Quarter 2013 Production Highlights

	Three Months Ended March 31
	2013	2012

Ore tonnes mined	20,421	21,395
Ore tonnes processed	20,069	21,251
Mill throughput (tonnes per day)	223	234
Grade of ore processed:
Silver (grams per tonne)	636	899
Lead	7.5%	11.3%
Zinc	3.4%	5.7%
Recoveries:
Silver	93%	94%
Lead in lead concentrate	90%	93%
Zinc in zinc concentrate	69%	57%
Concentrate production:
Lead concentrate:
Tonnes produced	2,253	3,376
Concentrate grade:
Silver (grams per tonne)	5,020	5,144
Lead	60.4%	66%
Zinc concentrate:
Tonnes produced	1,053	1,583
Concentrate grade:
Silver (grams per tonne)	470	460
Zinc	45%	43%
Production – contained metal:
Silver (ounces)	379,616	581,808
Lead in lead con (pounds)	3,001,005	4,929,079
Zinc in zinc con (pounds)	1,034,145	1,515,960

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

It is anticipated that silver production in 2013 will be sourced from three mines: Bellekeno, Onek and later in the year, Lucky Queen. Operations at Bellekeno are expected to continue at generally the same pace as 2012, with guidance for silver production in the range from 1.9 million to 2.1 million ounces, approximately 17 million pounds of lead and 9 million pounds of zinc.

The quartz mining license authorizing mining at both Onek and Lucky Queen was issued in January 2013. With respect to the water license amendment authorizing milling of material from both mines, a routine Water Board hearing was completed at the end of February 2013, and issuance of the license amendment is anticipated early in the second quarter of 2013. At Onek, surface facilities are in place and the primary decline is progressing well with less than 30 meters remaining to reach the mineralization. Potential initial production from the Onek mine is targeted for the second quarter of 2013 subject to final positive development decisions and receipt of the requisite water license amendment. Lucky Queen production is anticipated in the second half of the year, following a proposed revision to the waste rock management program to eliminate re-handling and to provide more efficient long term storage of waste rock closer to the mine, all of which will further improve the economics of the project.

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for First Quarter of 2013

Financial results for the first quarter of 2013 are expected to be released after the close of market trading on Wednesday, May 8, 2013, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Thursday, May 9, 2013. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through May 17, 2013, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #412333

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun which has a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.